LKQ Corporation

500 West Madison Street

Suite 2800

Chicago, Illinois 60661

March 26, 2014

VIA EDGAR

Justin Dobbie

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	LKQ Corporation
Amendment No. 3 to Form S-4 Registration Statement filed on March 18, 2014 (333-193585)

Dear Mr. Dobbie:

On behalf of LKQ Corporation (the “Company”) and its guarantor subsidiaries (each an additional registrant and, collectively with the Company, the “Registrants”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 10:00am on March 28, 2014, or as soon thereafter as possible.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions in connection with this request, please telephone the undersigned at 312-621-2754 or J. Craig Walker of K&L Gates LLP at 312-807-4312.

Very truly yours,

LKQ CORPORATION

By:	/s/ Victor M. Casini
Victor M. Casini Senior Vice President, General Counsel and Corporate Secretary